June 23, 2025	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com John S. Marten Shareholder +1 312 609 7753 jmarten@vedderprice.com
VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Daniel S. Greenspan
Re:	Crossmark ETF Trust
Crossmark Large Cap Growth ETF, Crossmark Large Cap Value ETF
Registration Statement on Form N-1A
File Nos. 333-286254, 811-24070

Dear Mr. Greenspan:

On behalf of the registrant, Crossmark ETF Trust (the “Registrant”), we are responding to the staff’s comments dated May 5, 2025, in regard to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the initial Registration Statement.

GENERAL

1.

Comment: Given the substantial similarities of the disclosure for Crossmark Large Cap Growth ETF and Crossmark Large Cap Value ETF (each, a “Fund,” a together, the “Funds”) we do not repeat non-unique comments. Therefore, you may assume that a comment pertaining to one Fund applies equally to both Funds, unless otherwise noted.

Response: The Registrant acknowledges the staff’s general comment and will respond as requested.

2.

Comment: We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, distributor, Fund website URL, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective

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June 23, 2025

amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant notes that Pre-Effective Amendment #1, filed concurrently with this letter, completes information that was not previously included in the initial registration statement. The Registrant notes that this completed information is shown in the marked version of Pre-Effective Amendment 1, provided to the staff as a courtesy copy. The Registrant confirms that all remaining missing or bracketed information in the filing will be completed in a subsequent pre-effective amendment(s). The Registrant further confirms its understanding that the staff may have additional comments on the information in the registration statement that remains outstanding.

3.

Comment: Please inform the staff if a party other than the Funds’ sponsor or an affiliate is providing the Funds with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Funds.

Response: The Adviser or an affiliate will provide the initial seed capital for the Registrant.

PROSPECTUS

Crossmark Large Cap Growth ETF

Fees and Expenses of the Fund, page 1

4.	Comment: Please revise the Example below the Fee Table to conform to the specific language of Item 3 of Form N-1A.

Response: The Registrant confirms that the Example for each Fund has been revised to conform to the specific language of Item 3 of Form N-1A.

Principal Investment Strategies

Value-based Screens, page 2

5.

Comment: We note that the Fund will rely on data and ratings generated by multiple third-party providers to implement the Fund’s value-based screening. Please identify the primary providers the Fund intends to use, if known.

Response: The primary providers the Funds intend to use are MSCI ESG Manager and Sustainalytics.

6.

Comment: Please also describe the Fund’s due diligence practices in applying its values-based screening criteria to portfolio companies—for example, directly engaging with portfolio companies to better understand their relationship and activities with respect to the categories of excluded activities, and the Fund’s ongoing monitoring practices to identify the need for divestment of securities that are later determined not to meet the screening criteria.

Response: Based on the thresholds set for determining “material involvement” or “direct involvement” in a screened activity (as disclosed in the prospectus), the Adviser uses data from third-party providers to create a list of companies that exceed involvement thresholds and are

June 23, 2025

thus designated as prohibited investments in which the Funds cannot invest. This prohibited investment list is updated by Crossmark quarterly and compared against current Fund holdings to confirm that the Funds do not hold any prohibited investments. If during a quarterly review, a security held in a Fund is identified as being on the prohibited investments list, the Fund will divest, pursuant to the disclosure found in the Registration Statement. The Registrant has updated the relevant disclosure to clarify this process.

Additional Fund Details

Investment Objectives, Strategies and Risks, page 15

7.

Comment: Please provide Item 9(b) disclosure with respect to principal investment strategies. Please note that Item 9 should provide more detailed disclosure than Item 4. See IMGU 2014-08, available at https://www.sec.gov/investment/im-guidance-2014-08.pdf. In addition, Item 9 should not merely repeat Item 4 disclosure.

Response: The Registrant respectfully declines to modify the disclosure of Item 9. The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and complete description of each Fund’s principal investment strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This is further supported by IMGU 2014-08 referenced above, which states that “when a fund substantially duplicates its disclosure, the staff will remind the fund that information need not be duplicated.” Accordingly, the Registrant has not revised its Item 9 disclosure and believes that it is consistent with the requirements of Form N-1A and IMGU 2014-08.

Exclusive Forum for Litigation, page 16

8.

Comment: Please disclose that this provision does not apply to claims arising under the federal securities laws. In addition, please revise the provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has revised the relevant disclosure and will amend its Agreement and Declaration of Trust to reflect the requested changes. The Amended Agreement and Declaration of Trust reflecting the requested changes will be filed in a future pre-effective amendment.

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT POLICIES AND LIMITATIONS

Investment Restrictions

Fundamental Investment Restrictions of the Funds, page 11

9.

Comment: With respect to item 3, please add “or group of industries” after the words “in a particular industry” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

June 23, 2025

Response: The Registrant has revised the relevant disclosure to add “or group of industries” after the words “in a particular industry” in its third investment restriction.

Appendix A

Crossmark Global Investment, Inc.

Proxy Voting Policy

10.

Comment: The Funds should disclose, where appropriate, how they will approach relevant values-based proxy issues for their portfolio companies. Alternatively, the Funds should explain in correspondence why they believe such disclosure is not required.

Response: The Funds have delegated proxy voting responsibility to the Adviser. The Adviser’s proxy voting policy states that it will vote proxies in the best interest of a Fund’s shareholders. Consistent with Instruction 1 to Item 17(f) of Form N-1A, the Funds provide a copy of the Adviser’s proxy voting policy in Appendix A to the SAI. Accordingly, the Registrant believes that the Funds’ current disclosures regarding proxy voting comply with the requirements of Form N-1A and that no additional disclosure is necessary.

June 23, 2025

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7753 or Jake Wiesen at (312)-609-7838.

Very truly yours,

/s/John S. Marten
John S. Marten
Shareholder

CC: Jim Coppedge